82-3696

M-real Corporation Stock Exchange Bulletin 1.2.2007

RECEIVED

2007 FEB -8 P 12:24

M-REAL TO CLOSE ITS WIFSTA MILL IN SWEDEN

The restructuring programme which M-real announced on 18 October included a plan for the possible closures of capacity. One of the identified closure candidates was M-real's Wifsta paper mill in Sweden.

Following the completion of the local consultation process, M-real has now confirmed that the Wifsta mill will cease production by the end of June 2007. The mill has an annual capacity of 175,000 tons of uncoated woodfree paper, and it employs approximately 180 people.

In addition to the Wifsta mill, and as has already been announced, M-real closed its paper mill at Sittingbourne in the UK on 31 January 2007 and is closing two paper machines (PM 6 and 7) at the Gohrsmühle mill in Germany by the end of this month. All these measures were taken in accordance with the restructuring programme, and most of them have been implemented faster than was originally planned.

07020897

M-REAL CORPORATION

SUPPL

Further information

Seppo Parvi, CFO, +358 10 469 4321
Anne-Mari Achrén, Communications, +358 10 469 4541

PROCESSED

FEB 1 2 2007

THOMSON FINANCIAL

END